UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70001

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Galaxy Digital Partners LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___300 Vesey Street - 13th Floor___
                                              (No. and Street)

___New York___   ___NY___   ___10282___
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Robert Rico___   ___(347) 255-3049___   ___robert.rico@galaxy.com___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___WithumSmith+Brown, PC___
                        (Name – if individual, state last, first, and middle name)

___200 Jefferson Park___   ___Whippany___   ___NJ___   ___07981___
(Address)   (City)   (State)   (Zip Code)

___10/08/2003___   ___100___
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

Galaxy Digital Partners LLC

Statement of Financial Condition
December 31, 2024

OATH OR AFFIRMATION

I, Robert Rico, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Galaxy Digital Partners LLC, as of December 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Shanelle Tamar Hunte
Notary Public, State of New York
Reg. No. 01HU0028773
Qualified in Queens County
Commission Expires 09/13/2028

Notary Public

Signature:

Title:
CFO, FINOP

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Galaxy Digital Partners LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Galaxy Digital Partners LLC (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

Whippany, New Jersey
February 28, 2025

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Galaxy Digital Partners LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	5,021,373
Receivable from broker		12,149
Accounts receivable		78,724
Prepaid expenses and other assets		3,875
Total assets	$	5,116,121
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	66,780
Contract liabilities		75,000
Due to affiliate companies		19,095
Total liabilities		160,875
Member's Equity		4,955,246
Total liabilities and member's equity	$	5,116,121

The accompanying notes are an integral part of these financial statement.

Galaxy Digital Partners LLC

Notes to the Statement of Financial Condition
December 31, 2024

---

1. ORGANIZATION AND BUSINESS

Nature of Operations

Galaxy Digital Partners LLC (the "Company") is a limited liability company formed under the laws of New York and is a wholly owned subsidiary of Galaxy Digital LP, (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent and the Company's affiliates are subsidiaries of Galaxy Digital Holdings LP, ("GDH LP"), an operating partnership. Galaxy Digital Holdings Ltd.

The Company's principal business is selling private placements, underwritings and advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Going Concern

In accordance with ASU 2014-15, Disclosures of Uncertainties About an Entity's Ability to Continue as a Going Concern, the Company believes that its business operations will continue for the foreseeable future, as it has the support of the Parent which will provide additional capital to the Company as required. The Company also has had substantial expenses covered by an affiliate through its expense sharing agreement. The affiliate has committed to covering the expenses of the Company until the earlier of one year from the date of these financial statements.

Cash

The Company maintains its cash at one commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limit. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results from operations, and cash flows.

Income Taxes

The Company is a wholly owned single member limited liability company and is treated as a disregarded entity for tax purposes.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Recently Adopted Accounting Pronouncements

Segment Reporting

In the year ended December 31, 2024, the Company adopted Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, issued by the Financial Accounting Standards Board (FASB). This update requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses, among other requirements. The new guidance does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine its reportable segments. The Company applied the new standard prospectively, and the adoption of ASU 2023-07 did not impact the Company's financial position, results of operations, or cash flows.

Accounts Receivable and Contract Assets and Liabilities Balances

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2024 there were accounts receivable of $2,611,269, $2,480,630 of which were collected in 2024, no contract assets, and contract liabilities of $115,000, of which $40,000 have been fulfilled in 2024. As of December 31, 2024, there were accounts receivable of $78,724, no contract assets, and contract liabilities of $75,000.

Galaxy Digital Partners LLC

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company identified accounts receivable and receivable from broker as impacted by the guidance.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. In the year ended December 31, 2024, the Company recorded credit losses of $27,676 as an allowance for credit losses, and wrote off the full allowance. As of December 31, 2024, there is no allowance for credit losses.

Broker-Dealer – Single Reportable Segment

The Company is engaged in a single line of business as an introducing broker-dealer, which is comprised of several classes of services, including investment banking and advisory. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For the year ended December 31, 2024, the segment had net income of $2,241,085.

3. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2024, the Company held no investments, nor held any investments throughout the year ended December 31, 2024. As a result, there were no unobservable inputs that have been internally developed by the Company to determine fair value.

___

4. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2024, the Company had a service agreement with Galaxy Digital Services LLC ("GDS"), an affiliated company. The affiliate provides office space, compensation expenses, professional and consulting fees, and other services pursuant to a service agreement. The Company is not required to make any payments to GDS under the agreement. During the year ended December 31, 2024, GDS bore expenses of $9,960,048 on behalf of the Company, for which the Company has no liability, within the terms of the service agreement.

GDS paid additional expenses outside of the service agreement of $426,033 on behalf of the Company that are reflected as expenses on the statement of operations. The Company paid GDS $556,566 due to balances owed to them attributable to expenses paid by them during the prior year and current year on behalf of the Company. As of December 31, 2024, the Company owes GDS $19,095 that is reflected on the statement of financial condition.

In relation to a legal dispute against the Company, the Company was indemnified by Galaxy Digital Capital Management LP ("GDCM"), an affiliated company. On February 23, 2024, the Company disbursed $575,761 to settle the legal dispute, and received reimbursement of $575,761 from GDCM on February 28, 2024

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. REGULATORY REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of approximately $4,872,647 which exceeded the required net capital of $100,000 by approximately $4,772,647.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. CONCENTRATION OF CREDIT RISK

The Company routinely assesses the financial strength of its customers and considers an allowance for anticipated losses. For the year ended December 31, 2024, the company provided an allowance for credit loss of $27,676 which was fully written off. As of December 31, 2024, there were no receivables from customers. During the year ended December 31, 2024, two counterparties accounted for 92% of total deal revenues.

7. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be threatened with, named as defendants in, or made parties to pending and potential legal actions. The Company does not believe that the ultimate outcome of these and any outstanding matters will have a material effect upon its business, results of operations or financial condition.

The Company has provided standard representations for agreements and customary indemnification for claims and legal proceedings. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, counterparties to these transactions often provide comparable indemnifications. The Company is unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated notional amount in a majority of such indemnifications, it is not possible to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. The Company believes, however, that the possibility of making any material payments for these indemnifications is remote. As of December 31, 2024, there was no liability accrued under these arrangements.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2025, and determined that there have been no events that have occurred that would require adjustments to or disclosures in the financial statements except for the following:

On January 24, 2025, the Company made a distribution of excess net capital of $1,000,000 to its parent, Galaxy Digital LP.

On February 28, 2025, the Company made a distribution of excess net capital of $1,000,000 to its parent, Galaxy Digital LP.